Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LSB Financial Corp.

SEC Registration Statement No.: 333-197258

On August 18, 2014, Old National Bancorp filed a Current Report on Form 8-K with the Securities and Exchange Commission that included a slide presentation its executive officers intend to use in one or more meetings with investors and analysts. The following slides are excerpts from the presentation and relate to Old National Bancorp’s pending acquisition of LSB Financial Corp.

Dated: August 18, 2014 Old National Bancorp Investment Thesis Financial Data as of 6-30-14
Additional Information for Shareholders of LSB Financial Corp. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp ("Old National") has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 (Registration Statement No. 333-197258) that includes a preliminary Proxy Statement of LSB Financial Corp. ("LSB") and a preliminary Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on July 23, 2014. A definitive Proxy Statement/Prospectus will be mailed to shareholders of LSB. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus (when available), as well as other filings containing information about Old National and LSB, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents (when available), free of charge, from Old National at www.oldnational.com under the tab "Investor Relations" and then under the heading "Financial Information" or from LSB by accessing LSB's website at www.lsbank.com under the tab "About" and then under the heading "Investor Relations." Old National and LSB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LSB in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National's 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of LSB is set forth in the proxy statement for LSB's 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statement This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of Old National's proposed mergers with United Bancorp, Inc. ("United"), LSB Financial Corp. ("LSB") and Founders Financial Corp. Forward-looking statements can be identified by the use of the words "anticipate," "believe," "expect," "intend," "could" and "should," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed mergers might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed mergers with LSB and Founders might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National's businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plans (including its pending acquisitions of LSB and Founders); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in our Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this presentation, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.
Attractive footprint that offers both leading share in mature markets and room to expand in higher growth markets Consistent financial performance with distinct revenue streams and improving efficiency Diverse loan portfolio with growth accelerating while maintaining strong credit metrics Disciplined acquisitions that are exceeding expectations with robust future opportunities Steward of capital - organic growth, dividend / share repurchases, and acquisitions Achieving strategic imperatives Investment Thesis
Our Indiana Footprint Economic Vital Signs Economic Vital Signs Strong Stable or Mixed Decline Sources: US Bureau of Labor Statistics, US Dept. of Labor, Stats Indiana, Indiana Association of Realtors, Yahoo Finance, IN Dept. of Revenue
Indiana's Economic Achievements "AAA" Credit Rating - Fitch, Moody's and Standard and Poor's1 3rd Best U.S. State for Manufacturing Jobs2 6th Best State for Business - CEO Magazine3 280 new manufacturing jobs created - Berry Plastics, Evansville, Indiana4 200 new jobs created - General Electric, Lafayette, Indiana5 Sources: December 2013 June 2013; National Association of Manufacturers May 2014 January 2014 press release of Berry Plastics March 2014 press release of General Electric
Executing the Plan - 2Q14 Highlights Continued execution of our M&A strategy of adding higher-growth markets Fort Wayne, IN - Tower acquisition closed and fully converted Ann Arbor, MI - United Bancorp, Inc. acquisition closed July 31, 2014 Lafayette, IN - Announced pending acquisition of LSB Financial Corp. Grand Rapids, MI - Announced pending acquisition of Founders Financial Corp. Continue to Grow Core Revenue Organic loan growth of $139.6 million1, or 11.4% annualized, over 1Q14 and growth of $214.0 million1, or 4.0%, from 2Q13 Total revenue growth2 of 4.1% from 2Q13 Organic growth in Banking, Wealth Management and Insurance Reduce Operating Expenses Transform the Franchise Into Higher- Growth Markets Operational expenses3 declined $.5 million from 2Q13 1 Excluding change in FDIC covered loans, loans acquired in acquisitions and loans sold 2 Excluding changes in securities gains, accretion income and amortization of the indemnification asset 3 Refer to appendix for definition of operational expenses

Transforming Old National's Landscape



Consolidation of 5 branches
Sold non-strategic market – Clarksville, TN – 5 branches
Consolidation of 2 branches
Acquired St. Joseph Capital – Entry into Northern IN market February, 2007
Consolidation of 1 branch
Consolidation of 10 branches
Acquired Monroe Bancorp – Enhanced Bloomington, IN presence January, 2011
Sold non-strategic market – Chicago-area - 4 branches
Acquired IN Community – Entry into Columbus, IN September, 2012
Sold 12 branches
Acquired Tower Financial – Enhancing Ft. Wayne, IN presence April, 2014
Pending acquisition of United Bancorp., Inc.– Entry into Ann Arbor, MI
Pending acquisition of LSB Financial Corp.– Enhancing Lafayette, IN presence
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Returned to community bank model
Sold non-strategic market – O'Fallon, IL – 1 branch
Consolidation of 8 branches
Acquired 65 Charter One branches throughout Indiana March, 2009
Consolidation of 12 branches
Consolidation of 44 branches
FDIC-assisted acquisition of Integra Bank July, 2011
Consolidation of 21 branches
Acquired 24 MI / IN branches July, 2013
Consolidation of 22 branches
Consolidation of 3 branches
Pending acquisition of Founders Financial Corporation– Entry into Grand Rapids, MI

Acquired 200 + 9 pending | Sold 22 | Consolidated 128

36

Represents MSAs with more than 15,000 households in IN,KY,IL, southern MI, Cincinnati and St. Louis. MSA quartile rankings weighted as follows: 25% number of households, 20% median HH income, 10% unemployment, 10% median HH income 5-year growth, 10% population 5-year growth, 10% deposits/branch ratio and 15% households/branch ratio. Strategy Process Emerging Trends Focus on community banks with strong client relationships and deposit franchises Mid-sized markets within or near existing franchise with above average growth rates Must pass rigorous due diligence process Must align both strategically and culturally Must meet/exceed financial targets Must enhance Old National's mission of being a true "community bank" M&A - Partnerships Rising M&A competition is increasing price multiples Resurgence of MOEs giving potential targets an alternative to selling Cash deals becoming more in favor by targets Legend ONB 1st Quartile 2nd Quartile 3rd Quartile 4th Quartile
Shifting to higher-growth markets from lower-growth markets Entry and fill-in of existing higher-growth markets through strategic acquisitions Acquired 200 branches + 9 pending Sale or consolidations in lower-growth, non-core markets Consolidated 128 branches Sold 22 branches 38 Old National's Landscape
$ in millions N/A equals not applicable (1) Based on end of quarter assets immediately preceding announcement date Completed and Pending Acquisitions